Jingwei International Limited Unit 701-702, Building 14, Keji C. Rd. 2nd, Software Park, Nanshan District, Shenzhen, 518057, China

January 11, 2010

Mr. Stephen G. Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Jingwei International Limited
Form 10-K For the Year Ended December 31, 2008
Form 10-K/A For the Year Ended December 31, 2008
Forms 8-K Filed on February 6, 2009  and February 17, 2009
Form 8-K Filed on August 6, 2009
Form 10-Q For the Quarterly Period Ended September 30, 2009
File No. 000-51725

Dear Mr. Krikorian:

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), the Company’s response to the comments set forth in the Staff’s letter dated December 28, 2009 (the “Staff’s Letter”).

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter):

Form 10-Q For the Quarterly Period Ended September 30, 2009

Note 5 – Intangible Assets, Net page F-22

1.
We are considering your response to prior comment 1.  Please refer to the Business Acquisition Agreement field as Exhibit 2.1 to the Form 8-K filed on August 6, 2009 and the description, contained in your response, of the agreements entered into as part of this transaction.  Explain where the terms of the arrangement with Newway described in your response are memorialized and ensure that all Exhibits required by Item 9.01 of Form 8-K and Item 601(b)(2) of Regulation S-K have been filed.  See Instruction 5 to Item 2.01 of Form 8-K.  In this regard, we note that the Business Acquisition Agreement does not appear to provide for a strategic partnership with Newway, nor does it contain non-competition provisions or certain terms described in your response.  Further as previously requested, please provide an analysis addressing each of the criteria set forth in FASB ASC 805-10-55-4 and 805-10-55-9.

Mr. Stephen G. Krikorian
Securities and Exchange Commission
January 11, 2010

Response:

In reference to your inquiry on the above, we confirm that the business agreement submitted on August 6, 2009 is a summary translation of the original agreement (in Chinese) between Newway and Jingwei.  This agreement summarized the spirit and intent of the business relationship of the transaction between the two companies; which included (a) the scope of the acquisition (i.e., a defined set of wireless value-added service and channel sales from Newway’s total portfolio) and (b) a performance based payment terms for the acquisition, over a period of two years ending June 30, 2011.  Beyond this agreed two year period, it is noted Newway had made no further revenue commitment to Jingwei as result of this transaction and hence, by implication, it would be up to Jingwei to leverage the asset acquired to develop its own business.

While the original agreement was filed and became effective in July 2009, both parties understood a more complete definitive document would be needed to operationalise the agreement and this has been the subject of discussion between the parties to detail the specifics that provided the basis for our disclosure in the Form 10-Q report filed in November and our response to your question.  While the details of the supplemental terms were agreed by both parties in November, the supplemental agreement has been going through various internal review and legal review by both parties and we intend to file the definitive document by January 29, or sooner after it is signed off by both parties for external release.

In regard to your request for an analysis addressing each of the criteria set forth in FASB ASC 805-10-55-4 and 805-10-55-9, we require more time and respectfully request for an extension to respond by January 29, 2010.

* * * * * * *

The Company acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely, /s/ Rick H. Luk Rick H. Luk Chief Executive Officer